NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting (the "Meeting") of the shareholders of Leading Brands, Inc. (the "Company") will be held on Tuesday, July 27, 2004 in the Thurlow Room, 1111 West Georgia Street, Vancouver, British Columbia, Canada, at the hour of 10:00 a.m. (local time in Vancouver, B.C.) for the following purposes:

1.	To receive the report of the Directors, the audited consolidated financial statements of the Company for its fiscal year ended February 29, 2004 and the Report of the Auditor on those statements;

2.	To elect Directors for the ensuing year;

3.	To appoint the Company's auditor for the ensuing fiscal year and to authorize the Directors to fix the auditor's remuneration;

4.	To approve the continuation of the right of the Directors to grant incentive stock options to purchase up to, but not exceeding, 500,000 additional common shares of the Company;

5.	To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice of Meeting is an Information Circular, Instrument of Proxy and Financial Statements for the fiscal year ended February 29, 2004. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is incorporated by reference into and deemed to form part of this Notice.

A registered shareholder who is unable to attend the Meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you cannot be personally present, please refer to the notes accompanying the form of proxy enclosed and then complete and deposit the form of proxy with Pacific Corporate Trust Company within the time set out in the notes, as set out below. The form of proxy must be signed by the registered shareholder or by his or her attorney authorized in writing, or, if the registered shareholder is a corporation, by an officer or director thereof as an authorized signatory.

The completed form of proxy must be deposited at the office of Pacific Corporate Trust Company at least 48 hours before the time of the Meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof, or with the Chairman of the Meeting prior to commencement.

The enclosed form of proxy is solicited by management but you may amend it, if you so desire, by striking out the names of the management proxyholders shown and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Richmond, British Columbia, the 23rd day of June, 2004.

BY ORDER OF THE BOARD OF DIRECTORS
/s/ Ralph McRae
Ralph D. McRae,
Chairman and Chief Executive Officer